Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100
www.cisco.com

December 5, 2008

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended
July 26, 2008
Filed on September 15, 2008
File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated October 30, 2008.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the fiscal year ended July 26, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 42

1. We note the Company provides financing to certain customers through your wholly-owned subsidiaries, which may be considered to be variable interest entities. Please explain the difference between the financing arrangements that are included in your consolidated balance sheet and those that are funded through variable interest entities and

Kathleen Collins

Securities and Exchange Commission

December 5, 2008

considered to be off-balance sheet arrangements and tell us the amount of funding commitments to these entities. Further, tell us how you considered the disclosure requirements of paragraph 26 of FIN 46R with regards to these variable interest entities as well as to your investments in privately held companies that may also be considered variable interest entities.

Response:

The Company would like to clarify the nature of the financing arrangements in its disclosure to which the Staff is referring. The Company does not provide any financing to customers through variable interest entities. The referenced disclosure was intended to indicate that certain of the private companies in which Cisco has invested and certain customers to whom Cisco has provided financing may be considered to be variable interest entities. Financing arrangements provided by the Company are funded through and recorded by wholly owned subsidiaries which are not variable interest entities.

In future filings, the Company will clarify the disclosure in the following manner:

“In the ordinary course of business, we make investments in privately held companies and we provide financing to certain customers. These privately held companies and customers may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and our customer financings and have determined that there were no significant unconsolidated variable interest entities as of [period end].”

The disclosure requirements described in paragraph 26 of FIN 46(R) are not applicable in the Company’s circumstances because it did not utilize the scope exception described in paragraph 4(g) of FIN 46(R) as to the availability of information.

Consolidated Statements of Cash Flows, page 49

2. We note that in fiscal 2008, the Company classified $(17) million as “other” for cash flows used in investing activities. We also note, based on the Staff’s discussions with the Company’s principal accounting officer in November 2007, that “other” investing activities includes the increase in the Company’s finance service contracts and loans receivable, which totaled $465 million and $209 million for fiscal 2008, respectively. Please clarify whether your finance service contracts and loans receivable all resulted from the sale of the Company’s products and services. If so, please tell us how you considered SFAS 95 in determining that classification of the $674 million change in these receivables as investing activities (versus operating activities) is appropriate. Also, tell us what comprises the balance of the amount included in “other” investing activities to net to the $(17 million). In addition, tell us the amount applicable to the change in finance service contracts and loans receivable included in investing activities for each period presented.

Kathleen Collins

Securities and Exchange Commission

December 5, 2008

Response:

Cisco’s financed service contracts relate to customer financings primarily for technical support services with service periods typically ranging from one to three years. The Company’s loan financing arrangements primarily represent financing customers’ acquisitions of its products and services, but also may include additional financing for costs associated with network installation and integration of the products and services.

As discussed with the Staff in November 2007, “Other” of ($151) million within Cash Flows from Investing Activities in the Company’s Consolidated Statement of Cash Flows for fiscal 2007 contained in its Form 10-K for fiscal 2007 included outflows of $122 million related to the increase in the noncurrent portions of financed service contracts and loan receivables during fiscal 2007. Similarly, “Other” within Cash Flows from Investing Activities for fiscal 2006 included outflows of $75 million related to the increase in the noncurrent portions of financed service contracts and loan receivables during fiscal 2006.

In the Company’s Form 10-K for fiscal 2008, the Company included total changes in financed service contracts and loan receivables as part of Cash Flows from Operating Activities in the fiscal 2008 Consolidated Statement of Cash Flows, as such amounts became more significant during fiscal 2008 and the Company determined, in accordance with SFAS No. 95, that including such amounts as Cash Flows from Operating Activities rather than Cash Flows from Investing Activities represented a more appropriate presentation for fiscal 2008. Specifically, the total increase of $674 million referenced in the Staff’s comment was reported as a change in “Other Assets” within Cash Flows from Operating Activities in the Consolidated Statement of Cash Flows for fiscal 2008. As the fiscal 2007 and fiscal 2006 changes in noncurrent financed service contracts and loan receivables were not material to either of those years and do not materially affect any trends or comparability between fiscal years, the Company did not reclassify the cash flow presentation for fiscal 2007 and 2006 in its Form 10-K for fiscal 2008 to conform to the presentation followed for fiscal 2008.

“Other” of ($17) million within Cash Flows from Investing Activities for fiscal 2008 was related to cash payments for the Company’s investments in certain technology licenses of approximately $42 million offset by approximately $25 million of proceeds from sales of investments in privately held companies.

3. Similarly, we note based on our prior discussions with the Company that “other” cash flows provided by financing activities includes the increase in foreign currency translations. Tell us the amount of such increase included in “other” financing activities for each period presented and tell us how you considered paragraph 25 of SFAS 95 in concluding that classification as financing activities is appropriate.

Kathleen Collins

Securities and Exchange Commission

December 5, 2008

Response:

As discussed with the Staff in November 2007, “Other” of $126 million within Cash Flows from Financing Activities in the fiscal 2007 Consolidated Statement of Cash Flows as reported in the Company’s Form 10-K for fiscal 2007 primarily consisted of changes related to foreign currency translations.

During fiscal 2008, the Company began reporting the effects of foreign currency translations on its cash flows in the respective line items within Cash Flows from Operating Activities consistent with paragraph 25 of SFAS No. 95, as the fiscal 2008 amounts became more significant during the year. In the Company’s Form 10-K for fiscal 2008, the fiscal 2007 and fiscal 2006 Statements of Cash Flows were not reclassified to conform to the fiscal 2008 presentation as the corresponding amounts for fiscal 2007 and fiscal 2006 were not material and do not materially affect any trends or comparability between fiscal years. The total of such amounts were $84 million and $34 million for fiscal 2007 and fiscal 2006, respectively. The Company intends to report such amounts for future periods consistent with its fiscal 2008 presentation.

“Other” of $46 million within Cash Flows from Financing Activities for fiscal 2008 related to the effect of exchange rate changes on the Company’s cash and cash equivalents denominated in foreign currencies. The Company did not report this foreign exchange effect as a separate part of the reconciliation of the change in cash and cash equivalents during fiscal 2008 as the amount was not material. The corresponding amounts were $31 million and $12 million for fiscal 2007 and fiscal 2006, respectively. The amounts for both fiscal 2007 and fiscal 2006 also were classified as cash inflows in “Other” within Cash Flows from Financing Activities and also were not material to the respective years. For future periods, the Company will report such amounts as a separate part of the reconciliation of the change in cash and cash equivalents consistent with paragraph 25 of SFAS No. 95 if such amounts become material.

As requested, the Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins

Securities and Exchange Commission

December 5, 2008

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-0448, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Jonathan Chadwick

Jonathan Chadwick
Senior Vice President, Corporate Controller and Principal Accounting Officer

cc:	Melissa Feider, Securities and Exchange Commission
John T. Chambers, Cisco Systems, Inc.
Frank A. Calderoni, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Stephen Darcy, PricewaterhouseCoopers LLP